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SECU. 08028564 ..SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Investors Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Manhattanville Road
(No. and Street)

Purchase (City) NY (State) 10577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Enna M. Calvi, Financial Principal (914) 697-8852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Investors Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

Elizabeth L. Belanger
Notary Public State of New York
No. 02BE6104278
Qualified in Westchester County
Commission Expires January 20, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Diversified Investors Securities Corp.

Statement of Financial Condition
December 31, 2007

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

Diversified Investors Securities Corp.
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Diversified Investors Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Diversified Investors Securities Corp. (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2008

Diversified Investors Securities Corp.
Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 2,787,232
Commissions and concessions receivable	6,988,432
Other assets	182,865
Total assets	$ 9,958,529
Liabilities and Stockholder's Equity	
Liabilities	
Marketing and distribution expenses payable	$ 104,427
Due to affiliates, net	6,833,670
Accrued expenses	30,000
Total liabilities	6,968,097
Stockholder's equity	
Common stock - $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	6,394,463
Accumulated deficit	(3,405,031)
Total stockholder's equity	2,990,432
Total liabilities and stockholder's equity	$ 9,958,529

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Diversified Investors Securities Corp. (the "Company"), a wholly-owned subsidiary of Diversified Investment Advisors, Inc. ("Diversified" or the "Parent"), an indirect wholly-owned subsidiary of AEGON USA ("AEGON"), is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the NASD. The Company offer shares of mutual funds and variable annuity contracts to Diversified's retirement plan customers.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company records commission revenue and related expense on trade date. Prior to November 1, 2007, the Company served as distributor to a proprietary family of mutual funds, the Diversified Funds. Under a distribution plan pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company received fees from these funds at an annual rate not exceeding 0.25% of each fund's average daily net assets. Effective November 1, 2007, Transamerica Capital, Inc. ("TCI") now serves as principal underwriter to the Diversified funds. Pursuant to an Agreement with the Company, TCI may pay the company up to 0.25% of the assets of the Diversified Funds for certain wholesaling services.

The Company has also entered into distribution and service agreements with various mutual fund groups whereby it may receive 12b-1 or other shareholder servicing fees for the placement and retention of assets in such mutual funds. Certain of these mutual fund groups are advised by AEGON affiliates. The Company has entered into an agreement with Diversified to periodically pay the amount equal to 12b-1 and other shareholder servicing fees as reimbursement for certain marketing and distribution expenses paid by Diversified on behalf of the Company. As of December 31, 2007, $4,900,000 of 12b-1 fees and $1,984,005 of revenue sharing fees are included in commissions and concessions receivable and due to affiliates, net.

In accordance with an informal intercompany agreement, the Company also records expense, as well as an offsetting revenue, for commissions paid on its behalf by AEGON companies. As of December 31, 2007, $104,427 was included in commissions and concessions receivable and marketing and distribution expenses payable.

The fair value of financial assets and liabilities, consisting primarily of receivables and payables relating to commissions, are considered to approximate the carrying value due to the short-term nature of the financial instruments.

3. Related Party Transactions

Certain operating expenses incurred by AEGON have been allocated to the Company.

Due to affiliates, net in the amount of $6,833,670 relates to amounts due to AEGON and Diversified for services provided to the Company for corporate and distribution expenses paid on the Company's behalf, partially offset by tax receivables.

4. **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that aggregate indebtedness shall not exceed 15 times net capital or $5,000, whichever is greater. Rule 15c3-1 also provides that equity capital may not be drawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2007, the Company's net capital was $2,757,022 which exceeds the net capital requirement of $464,540 by $2,292,482 and its ratio of aggregate indebtedness to net capital was 2.53 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) thereof because transactions are limited to agency trades of registered securities of registered investment companies and no customer funds or securities are held.

5. **Concentrations of Credit Risk**

The Company's cash is held at a major regional U.S. bank.

6. **Income Taxes**

The Company is included in the consolidated U.S. Federal income tax return of AEGON, and files separate state and local returns. In accordance with an agreement between AEGON and the Company, U.S. Federal income tax expense is allocated to the Company based on consolidated tax filings. The Company will be reimbursed by AEGON for the utilization of its U.S. Federal net operating loss to the extent such benefits are used in the consolidated tax return. For state and local taxes, temporary differences related to the Company's tax loss carryforwards have been fully reserved. Minimum state and local taxes were recorded.

Tax assets and liabilities resulting from the income tax allocations are settled through in an intercompany account due to affiliates, net.

7. **Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. Recent Accounting Pronouncement

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The Company has analyzed all material tax positions under the provisions of FASB Interpretation No. 48, and has determined that there are no tax benefits that should not be recognized as of January 1, 2007 and as of December 31, 2007. There are no unrecognized tax benefits that would affect the effective tax rate. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within twelve months of the reporting date. The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such interest and penalties in its financial statements for the years ended December 31, 2007 and 2006. The Company files in a consolidated return in the U.S. Federal tax jurisdiction, and various state tax jurisdictions. The IRS audits are final for tax years prior to 2001.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

SEC Mail Processing
Section

FEB 29 2008

Washington, DC

To the Board of Directors and Stockholder of
Diversified Investors Securities Corporation

In planning and performing our audit of the financial statements of Diversified Investors Securities Corporation (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect

misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2008

END